HereYouGo Technologies Inc.

A Delaware Corporation

Financial Statements (Unaudited)

December 31, 2020 and 2019

LINDSEY NICHOLAS
CPA
PLLC

Table of Contents



LINDSEY NICHOLAS
CPA
PLLC

To the Board of Directors and Stockholders of
HereYouGo Technologies Inc.

Independent Accountant's Review Report

I have reviewed the accompanying financial statements of HereYouGo Technologies Inc. ("HereYouGo"), which comprise the balance sheet as of December 31, 2020, and the related statement of income, stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

I am required to be independent of HereYouGo and to meet other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Member: American Institute of CPAs and Texas Society of CPAs

LNicholasCPA.com | office 830.255.7677 | fax 830.215.4785
308 E. San Antonio St, Suite 2 | New Braunfels, TX 78130



Going Concern
As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Report on 2019 Financial Statements
The financial statements of HereYouGo Technologies Inc. as of and for the year ended December 31, 2019, prior to revision, were reviewed by other accountants whose report dated August 31, 2020 stated that based on their procedures, they are not aware of any material modifications that should be made to the financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Report on Revisions to 2019 Financial Statements
As part of our review of the 2020 financial statements, I also reviewed the adjustments described in Note 2 that were applied to restate the 2019 financial statements. Based on my review, I am not aware of any material modifications that should be made to the adjustments that were applied to restate the 2019 financial statements in order for the statements to be in accordance with accounting principles generally accepted in the United States of America.

Lindsey Nicholas, CPA PLLC

New Braunfels, Texas
July 29, 2021

Member: American Institute of CPAs and Texas Society of CPAs

LNicholasCPA.com | office 830.255.7677 | fax 830.215.4785
308 E. San Antonio St, Suite 2 | New Braunfels, TX 78130

HereYouGo Technologies, Inc.

Balance Sheets (Unaudited)

as at December 31, 2020 and 2019

	2020	2019
Assets		
Current Assets		
Cash	$ -	$ 40,691
Total Current Assets	-	40,691
Total Assets	$ -	$ 40,691
Liabilities and Stockholder Equity		
Current Liabilities		
Accrued taxes & other expenses	$ 2,211	$ -
Payable to Founder	5,494	2,077
Total Current Liabilities	7,705	2,077
Stockholders' Equity		
Common stock (11,805,555 shares authorized, 8,500,000 issued, par value $0.00001)	85	85
Convertible preferred stock (1,180,555 shares authorized and issued, no par value)	94,951	94,951
Accumulated deficit	(102,741)	(56,422)
Total Stockholders' Equity	(7,705)	38,614
Total Liabilities and Stockholder Equity	$ (0)	$ 40,691

The accompanying notes are an integral part of these financial statements.

HereYouGo Technologies, Inc.
Statements of Income (Unaudited)
for the years ended December 31, 2020 and 2019

	2020	2019
Revenue	$ -	$ -
Operating expenses		
Research and development	40,774	9,000
Other general expenses	1,927	605
Digital marketing and advertising	-	20,000
Legal and professional fees	3,618	12,950
Leadership development	-	12,600
Total Operating expenses	46,319	55,155
Operating Loss	(46,319)	(55,155)
Provision for income taxes	-	-
Net loss	$ (46,319)	$ (55,155)

The accompanying notes are an integral part of these financial statements.

HereYouGo Technologies, Inc.
Statement of Changes in Stockholders' Equity (Unaudited)
for the years ended December 31, 2020 and 2019

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Defecit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at December 31, 2018	-	$ -	-	$ -	$ -	$ (1,267)	$ (1,267)
Common stock issuance	-	-	8,500,000	85	-	-	85
Series Seed Preferred stock issuance	1,180,555	94,951	-	-	-	-	94,951
Net loss	-	-	-	-	-	(55,155)	(55,155)
Balance at December 31, 2019	1,180,555	$ 94,951	8,500,000	$ 85	$ -	$ (56,422)	$ 38,614
Net loss	-	-	-	-	-	(46,319)	(46,319)
Balance at December 31, 2020	1,180,555	$ 94,951	8,500,000	$ 85	$ -	$ (102,741)	$ (7,705)

The accompanying notes are an integral part of these financial statements.

HereYouGo Technologies, Inc.

Statements of Cash Flows (Unaudited)

for the years ended December 31, 2020 and 2019

		2020		2019
Cash Flows From Operating Activities				
Net Loss	$	(46,319)	$	(55,155)
Changes in current assets and liabilities:				
Accrued taxes & other expenses		2,211		-
Net Cash Used in Operating Activities		(44,108)		(55,155)
Cash Flows From Investing Activities				
Software and website development costs		-		-
Net Cash Used in Investing Activities		-		-
Cash Flows From Financing Activities				
Proceeds from notes payable to Founder		3,417		810
Proceeds from issuance of common stock		-		85
Proceeds from issuance of preferred stock		-		99,993
Preferred stock issuance costs		-		(5,042)
Net Cash Provided by Financing Activities		3,417		95,846
Net Cash Inflows/(Outflows)		(40,691)		40,691
Cash at Beginning of Period		40,691		-
Cash at End of Period		-		40,691
Net change in cash	$	(40,691)	$	40,691
Supplemental Disclosure of Cash Flow Information				
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	-	$	-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF ACTIVITIES

HereYouGo Technologies Inc. ("the Company", "we", "us", or "our") is a corporation organized under the laws of the State of Delaware. We are a fully remote working organization.

The Company was founded on September 11, 2018, for the purpose of building an online rental service for self-driving and connected cars. Our core business model is to split the ownership of self-driving and connected cars among users of the service (i.e. passengers and commuters). We are developing a mobile software application "HereYouGo" for the sharing economy service for self-driving and connected cars. It connects owners of self-driving and connected vehicles with its clients. We plan to launch initial versions of the app in late 2022.

Management's Plans

The Company has not commenced planned principal operations nor generated revenue. Our activities since inception have consisted of formation activities, preparations to raise capital, building prototypes, attending and speaking at various educational events and conferences, research, and software design and development. Over the next 12 months, management plans to partner with property owners in Silicon Valley to organize car sharing services for residents. Every location will have one or several cars, which will be rented on a daily or hourly basis. The Company also plans to partner with self-driving and connected vehicle makers and fleet owners to connect with the HereYouGo platform users.

Significant Risks and Uncertainties

Launching the HereYouGo platform and funding a fleet of cars requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

The Company is dependent on obtaining significant capital resources for the development and expansion of its operations, which is subject to significant risks and uncertainties, including the inability to secure additional funding or failing to reach profitability or generate positive cash flows from our current business model.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company adopted a calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revisions and Reclassifications - 2019 Financial Statements

Software development

Upon further review of the capitalization criteria for software and website development costs, management determined the underlying costs more closely resembled research and development, and accordingly reclassified the 2019 reported amounts for software development of $9,000, to research and development expenses on the income statement.

Issuance costs

Issuance costs associated with the Series Seed Preferred stock offering in 2019 were previously recorded as an expense in the 2019 financial statements. Under US GAAP, direct costs incurred to issue equity in the Company should be recorded as reduction to stockholders' equity in the period the offering is completed. As a result, offering costs of $5,042 were reclassified from operating expenses to a reduction in preferred stock on the balance sheet for the year ended December 31, 2019.

In addition to the revisions discussed above, certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported net losses for the periods reported.

Cash

Cash is defined as money in checking or savings accounts, and any demand deposits, and highly liquid investments, such as money market funds, with original maturities of three months or less when purchased. At times, these accounts may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it not exposed to any significant credit risk on its cash.

Software Application and Website Development

Application and website development costs that relate to software configuration, interface design, coding, database integration, infrastructure development, product enhancement, and testing are capitalized as intangible long-lived assets. Capitalization commences after completing the planning stage, it is probable that the project will be completed, it is established that the software will perform as intended, and that it has recoverable value. Capitalized development costs will be amortized on a straight-line basis once the application has been launched and placed into production.

The HereYouGo platform remains in the research and development phase as of the date of these financial statements. Accordingly, no costs were capitalized for software development for the periods reported (see Revisions and Reclassifications — 2019 Financial Statements above). Management will review the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

Equity Issuance Costs

Prior to the completion of an equity securities issuance, related direct costs are capitalized. The deferred issuance costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. Equity issuance costs of $5,042 were incurred in connection with the issuance of the Series Seed Preferred shares in 2019 and charged as a reduction to stockholders' equity accordingly. See further discussion at *Revisions to 2019 Issuance Costs* above.

Expenses

Marketing and advertising costs are charged to expense in the period incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"), and accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at teach period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company has a net operating loss carryforward of approximately $50,000 as of December 31, 2020. However, due to uncertainty in our ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before it begins to expire in 2038, management would record a full valuation allowance to reduce the net deferred tax asset to zero.

In addition to U.S. federal income taxes, we are also subject to state franchise and income taxes in Delaware and California. No federal or state income tax returns have been filed as of the issuance of these financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believed that the impact of recently issued standards that are not yet effective will not have material impact on its financial position or results of operations upon adoption.

In 2020, the FASB issued Accounting Standards Update (ASU) 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic*

815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, to address the complexity in accounting for certain financial instruments with characteristics of liabilities and equity. Amongst other provisions, the amendments in this ASU significantly change the guidance on the issuer's accounting for convertible instruments and the guidance on the derivative scope exception for contracts in an entity's own equity such that fewer conversion features will require separate recognition, and fewer freestanding instruments, like warrants, will require liability treatment. We plan to adopt the new guidance for the reporting period ending December 31, 2021. Management is currently assessing the impact of the new standard but does not believe it will have a material impact to the Company's financial position, or results of operations.

3. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenue or profits, has sustained a net loss of $5,545 for the year ended December 31, 2020, has negative cash flows from operations, and has an accumulated deficit of $52,967 as of December 31, 2020.

Our ability to continue as a going concern in the next 12 months following the date the financial statements were available to be issued is dependent upon our ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as necessary to satisfy its capital needs. No assurance can be given that we will be successful in these efforts.

These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

4. STOCKHOLDERS' EQUITY

Capital Structure

Pursuant to the Company's amended certificate of incorporation, the Company is authorized to issue 12,986,110 of all classes of capital stock, consisting of 11,805,555 shares of common stock at a par value of $0.00001 per share, and 1,180,555 shares of preferred stock with no par or stated value per share. Common stock entitles the holder to one vote per share of stock and voting rights for preferred stock will be determined upon issuance.

Stock Issuances

In April 2019, the Company issued 8,500,000 shares of common stock at $0.00001 per share to its founder, resulting in total proceeds of $85.

On April 30, 2019, the Company's board of directors authorized the issuance of 1,180,555 Series Seed Preferred stock with no stated par value per share. Each share of preferred stock entitles the holder to vote in accordance with common shares and entitles the holder to appoint a seat on the Company's board of directors. The preferred shares may be converted, at the holder's discretion, into shares of the Company's common stock, and provides anti-dilution protection and certain preferences upon a qualified financing or liquidation event. At December 31, 2020, the Company had 1,180,555 shares of Preferred stock issued and outstanding. All outstanding shares were issued in exchange for cash proceeds of $99,993.

Equity Compensation Plan

On April 30, 2019, the Company adopted an equity incentive plan, or the "2019 Stock Plan" (the "Plan"), which permits the granting of incentive stock options, non-qualified stock options, and restricted stock to attract and retain employees and consultants. Under the Plan, the Company may issue stock options and restricted stock having a term of up to 10 years and a strike price of no less than fair market value of common stock at the grant date. Options issued under the Plan grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue.

Under the Plan, the Company is authorized to issue a total of 2,125,000 options of the Company's authorized but unissued Common Stock. As of December 31, 2020, the Company had reserved a total of 454,166 common shares for promised issuance pursuant to the terms of any awards granted under the Plan. No awards have been granted under the Plan and 2,125,000 shares remain available for grant.

5. RELATED PARTY TRANSACTIONS

The Company obtains temporary funding to cover operational costs from its founder. The total amount loaned to the Company of $4,227 remains unpaid and outstanding as of December 31, 2020. No formal agreements have been executed in relation to the loaned amounts, interest, or payment terms.

6. COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have material adverse effect on its business, financial condition, or results of operations.

7. SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated and disclosed all material subsequent events through July 28, 2021, which is the date that all financial statements were available to be issued, and has not identified any events, other than those disclosed above, that would be required for disclosure.

SAFE Securities

In May 2021, the Company issued a simple agreement for future equity (SAFE) in exchange for a cash investment of $61,421, net of issuance costs in the amount of $4,601. Each SAFE entitles the holder to convert the securities held into shares of the Company's preferred stock. The terms provide for automatic conversion of the SAFE securities' purchase amount of $61,421 (the "Purchase Amount") into the

Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a fixed post-money valuation. The number of shares of preferred stock the SAFE converts into is the Purchase Amount divided by the price per share determined by the lesser of: a) a specified post-money valuation on the Company's then outstanding capitalization (as further defined in the agreement), or b) a 20% discount to the share price in the triggering equity financing event.

In the case of a liquidation event (as defined in the SAFE), the SAFE securities are convertible into either: a) cash equal to the Purchase Amount, or b) the number of shares determined by dividing the Purchase Amount by the price per share in the liquidation event.

The SAFE agreement provides the holder with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company's preferred stock, it will have all the same rights and privileges of the stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amounts.

Management's Evaluation

Management has evaluated subsequent events through July 28, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

8. COVID-19 PANDEMIC

In March 2020, the World Health Organization (WHO) classified the COVID-19 outbreak as a global pandemic, based on the rapid increase in exposure and infections globally. Various federal, state, and local restrictions and mandates began in March 2020, which significantly disrupted the Company's ability to operate and continue development activities. Capital fundraising plans were also impacted. Consequently, existing plans and milestones were delayed throughout 2020.

As of the date of this report, the full impact of COVID continues to evolve. Management is actively monitoring the impact on its financial condition, liquidity, operations, industry, and workforce.

9. FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants bases on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize use of unobservable inputs. These inputs are prioritized as follows:

- **Level 1-** Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

- **Level 2-** Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
- **Level 3-** Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

- **Market approach-** Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- **Income approach-** Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.
- **Cost approach-** Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

The carrying amounts reported in the consolidated balance sheet approximate their fair value.